Exhibit 99.1

PAN AMERICAN SILVER’S PERUVIAN OPERATIONS RECEIVE PRESTIGIOUS SUSTAINABLE DEVELOPMENT AWARD

Vancouver, B.C. – December 2, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) is pleased to announce that Pan American Silver Peru S.A.C. has received the prestigious Premio Desarrollo Sostenible 2010 award (“2010 Sustainable Development Award”) in the category of Esfuerzos de Promoción en el Desarrollo Local - Minería (“Promotion Initiatives for Local Development – Mining”) for its exemplary work in social and environmental management and the positive effect it has brought to the Peruvian communities where it operates.

The awards are granted annually as part of a nation-wide initiative by the National Association of Mining, Petroleum and Energy (“Sociedad Nacional de Mineria, Petroleo y Energía” – “SNMPE”), an industry association with over 100 years’ experience.  The awards were instituted by the SNMPE to foster good practices in social and long-term sustainability, to highlight the on-going sustainability efforts carried out by its members in the communities where they operate, and to communicate to the general public the benefits of the modern, responsible and efficient management of the projects and enterprises operated by its affiliated companies.

The jury who selected the winners consisted of several members of the Peruvian professional and business communities, as well as representatives from NGOS, the media and government.  The award was presented today in Lima, Perú.  Previous award winners in the mining sector include Antamina, Milpo, Atacocha and Xstrata.

Steve Busby, Chief Operating Officer, commented on the award, “This award is particularly gratifying as it recognizes our Company’s thoughtful approach and extensive efforts towards sustainable socio-economic development in the communities where we operate.  Our Peruvian team has done a terrific job of extending our success to our host communities through a series of initiatives that have resulted in excellent community relations with our local stakeholders.  On behalf of our entire organization, I would like to congratulate each of our Peruvian staff on this important and well deserved recognition.”

About Pan American

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com